

February 7, 2011

Ms. Mira Rosenzweig
Chief Financial Officer
Camtek Ltd.
P.O.Box 544, Ramat Gabriel Industrial Park
Migdal Ha'Emek 23150, Israel

> **Re:**   **Camtek Ltd.**
> **Form 20-F for the fiscal year ended December 31, 2009**
> **Filed June 7, 2010**
> **File No. 000-30664**

Dear Ms. Rosenzweig:

We have reviewed your filing and response dated January 14, 2011 and have the following comments.   In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2009

Item 15T. Controls and Procedures, page 77

1.   We acknowledge your response to prior comment 6. In future filings please provide enhanced disclosure of the U.S. GAAP and SEC reporting knowledge of the people involved in your financial reporting process. In addition, please disclose your use of, including the nature and extent of involvement, a third party for assistance with your evaluation and assessment of internal controls over financial reporting.

Notes to the Financial Statements, page F-9

Note 1 – General, page F-9

2.   We refer to your response to prior comment 9. In future filings, please describe the reasons for material changes in ownership of Priortech, such as those described in your response.

3.   In a related matter, please tell us whether you have granted any additional options to third parties to purchase Camtek shares. With a view toward future disclosure, please tell us the nature of the transaction, provide material terms, and describe how you are accounting for the options.

Note 2 – Significant Accounting Policies, page F-10

G. Inventories, page F-11

4.   We acknowledge your response to our prior comment 15. In future filings, please consider enhancing your long-term inventory discussion by including a disclosure similar to your response beginning "The Company's policy is to keep components to…"

Note 15 – Commitments and Contingencies, page F-27

5.   We refer to your response to our prior comment 18. In future filings, to the extent you are unable to provide a range of loss for each of the litigation matters, consistent with FASB ASC 450, please indicate that any amount not accrued is not expected to be material to the financial statements or the reason that you are unable to provide an estimate.

You may contact Leigh Ann Schultz at 202-551-3628 or me at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Louis Rambo at 202-551-3289 or Joseph McCann at 202-551-6262 with any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief